# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inventiva S.A., CIK 0001756594
CUSIP: 46124U107
Title of class of securities: Ordinary shares, nominal value (euro) 0.01 per share
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121
Date of event which requires filing of this statement: 11/17/2025
Amends the filing with accession number 0001699737-25-000010
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,345,389; sole dispositive power 0; shared dispositive power 8,345,389; aggregate amount beneficially owned 8,345,389 (4.5% of the class)
  Comment: Note: There is no CUSIP number assigned to the Ordinary Shares. The CUSIP Number 46124U107 has been assigned to the American Depositary Shares ("ADS") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "IVA". Each ADS represents 1 Ordinary Share.
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,345,389; sole dispositive power 0; shared dispositive power 8,345,389; aggregate amount beneficially owned 8,345,389 (4.5% of the class)
- Samsara Opportunity Fund, L.P. (CIK 0002086193): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,194,805; sole dispositive power 0; shared dispositive power 5,194,805; aggregate amount beneficially owned 5,194,805 (2.8% of the class)
- Samsara Opportunity Fund GP, LLC (CIK 0002086456): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,194,805; sole dispositive power 0; shared dispositive power 5,194,805; aggregate amount beneficially owned 5,194,805 (2.8% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,540,194; sole dispositive power 0; shared dispositive power 13,540,194; aggregate amount beneficially owned 13,540,194 (7.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, nominal value (euro) 0.01 per share
Name of issuer: Inventiva S.A.
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 21, 2025 (the "Statement") by Samsara LP, Samsara GP and Dr. Akkaraju. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of Samsara BioCapital, L.P. ("Samsara LP"), Samsara BioCapital GP, LLC ("Samsara GP"), Samsara Opportunity Fund, L.P. ("Samsara Opportunity Fund"), Samsara Opportunity Fund GP, LLC ("Samsara Opportunity GP") and Dr. Srinivas Akkaraju ("Dr. Akkaraju"). Samsara LP, Samsara GP, Samsara Opportunity Fund, Samsara Opportunity GP and Dr. Akkaraju are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1. Each of the Reporting Persons expressly disclaims the existence of a "group" for purposes of this Schedule 13D/A.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 628 Middlefield Road, Palo Alto, CA 94301.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Dr. Akkaraju serves as the Managing Member of each of Samsara GP, which is the general partner of Samsara LP, and Samsara Opportunity GP, which is the general partner of Samsara Opportunity Fund.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Samsara LP, Samsara GP, Samsara Opportunity Fund and Samsara Opportunity GP was organized in the state of Delaware and Dr. Akkaraju is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On November 17, 2025, Samsara Opportunity Fund purchased 5,194,805 American Depositary Shares, representing 5,194,805 Ordinary Shares, of the Issuer at a price of US $3.85 per American Depositary Share, from the underwriters of the Issuer's public offering (the "November 2025 Offering"). The aggregate purchase price for the American Depositary Shares acquired by Samsara Opportunity Fund in the November 2025 Offering was $20.0 million, which was funded by capital contributions from the general and limited partners of Samsara Opportunity Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of Ordinary Shares and percentages of the outstanding Ordinary Shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 183,956,467 Ordinary Shares outstanding as of November 17, 2025 upon the closing of the November 2025 Offering, as reported in the prospectus supplement filed by the Issuer with the SEC on November 13, 2025.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 8,345,389 Ordinary Shares held by Samsara LP; (ii) 4,324,894 Pre-funded Warrants (exercisable for up to 4,324,894 Ordinary Shares) held directly by Samsara LP; (iii) 6,637,037 Performance Warrants (exercisable for up to 5,973,333 Ordinary Shares), held by Samsara LP; and (iv) 5,194,805 Ordinary Shares represented by American Depositary Shares held by Samsara Opportunity Fund.

Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP. The Pre-funded Warrants contain a provision (the "Beneficial Ownership Blockers") which precludes exercise of the Pre-funded Warrants to the extent that, following exercise, Samsara LP, together with its affiliates and other attribution parties, would own more than 4.99% of the outstanding Ordinary Shares. The exercise of the Performance Warrants is subject to the Issuer's release of topline data announcing that any key primary endpoint or key secondary endpoint of its NATiV3, with any dosage regime tested in the trial, have been met no later than June 15, 2027 (the "Triggering Milestone"). By virtue of the Beneficial Ownership Blockers and the Triggering Milestone, the Pre-funded Warrants and Performance Warrants are currently not exercisable and the Ordinary Shares issuable upon exercise of such warrants are not considered beneficially owned as of the date of this filing.

Samsara Opportunity GP is the sole general partner of Samsara Opportunity Fund and Dr. Akkaraju is the managing member of Samsara Opportunity GP. Each of Samsara Opportunity GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara Opportunity Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of Ordinary Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below and elsewhere in this report, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the date of the filing of the Statement:

On October 21, 2025, Samsara LP sold 24,747 Ordinary Shares in open market transactions at prices ranging from $3.26 to $3.33 per share (a weighted-average price of $3.27 per share).

On October 22, 2025, Samsara LP sold 51,789 Ordinary Shares in open market transactions at prices ranging from $3.11 to $3.28 per share (a weighted-average price of $3.16 per share).

On October 23, 2025, Samsara LP sold 61,048 Ordinary Shares in open market transactions at prices ranging from $2.99 to $3.15 per share (a weighted-average price of $3.06 per share).

On October 29, 2025, Samsara LP exercised Pre-funded Warrants to purchase 321,031 Ordinary Shares at an exercise price of 0.01 Euro per share.

The foregoing Ordinary Shares and Pre-funded Warrants were held by Samsara LP for the exclusive benefit of limited partners who had redeemed their respective interests in Samsara LP and in which neither Samsara GP nor Dr. Akkaraju had any economic interest.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Lock-up Agreement

Each of the Issuer's executive officers and directors, including Dr. Akkaraju, have agreed, with limited exceptions, for a period of 90 days after November 13, 2025, without the prior written consent of each of Leerink Partners LLC and Piper Sandler & Co., not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares, including Ordinary Shares represented by American Depositary Shares, or any securities convertible into or exercisable or exchangeable for Ordinary Shares or American Depositary Shares (including, without limitation, Ordinary Shares or American Depositary Shares or such other securities which may be deemed to be beneficially owned by such individual (excluding, in the case of Dr. Akkaraju, securities held by Samsara LP) in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to make any offer, sale pledge or disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any Ordinary Shares or American Depositary Shares or such other securities.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the form of the lock-up agreement filed herewith as Exhibit 99.2 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to Report of Foreign Private Issuer on Form 6-K filed by the Issuer on November 13, 2025 (File No. 1-39374)).

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (11/19/2025)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (11/19/2025)
- Samsara Opportunity Fund, L.P.: /s/ Srinivas Akkaraju, By Samsara Opportunity Fund GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (11/19/2025)
- Samsara Opportunity Fund GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (11/19/2025)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (11/19/2025)